
October 22, 2010

Junning Ma
President and Chief Executive Officer
Action Acquisition Corporation
c/o Shenzhen ORB-Fortune New-Material Co., Ltd
Room O-R, Floor 23, Building A, Fortune Plaza
Shennan Road, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

> **Re: Action Acquisition Corporation**
> **Form 8-K**
> **Filed September 16, 2010**
> **Amendment No. 1 to Form 8-K**
> **Filed October 15, 2010**
> **File No. 000-52341**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that Action Acquisition's most recent fiscal year ended prior to the effective date of the merger with Grand Power Capital ("GPC"). Accordingly, Action is required to file its Form 10-K for the year ended June 30, 2010. Please file the annual report in a Form 10-K for the fiscal year ended June 30, 2010 since it is already overdue.

2.   We note that Action Acquisition merged with GPC; however, you have presented audited financial statements of Shenzhen ORB-Fortune New Materials Co., Ltd.

("ORB") rather than the audited consolidated financial statements of GPC with no explanation of the basis for this omission. You disclose that GPC acquired ORB on May 31, 2010. Since you have presented financial statements as of a date subsequent to May 31, 2010, the financial statements must reflect the effect of that acquisition. If the GPC acquisition was a reverse acquisition or reorganization of entities under common control, the existing financial statements of ORB must be restated retroactively to give effect to the transaction and the financial statements should be presented as those of GPC. If the GPC acquisition was a purchase business combination, separate consolidated financial statements of GPC as of and for the month ended June 30, 2010 must be presented in addition to the ORB financial statements. Please tell us how you accounted for the acquisition of ORB by GPC, describe the nature and amount of consideration exchanged, identify the accounting acquirer, and reference the literature that supports your conclusion. Please revise the financial statements and explanatory notes as appropriate.

Amendment No. 1 to Form 8-K

Cautionary Note Regarding Forward Looking Statements, page 2

3. Refer to your first paragraph on page 2. We note on your statement that the prospectus includes forward looking statements "within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended." Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Entry Into a Material Definitive Agreement, page 2

4. Please disclose the material terms of the agreement, such as the limitation on indemnification as set forth in Section 5.05(d) of the Share Exchange Agreement.

5. Please reconcile the disclosure that upon effectiveness of the exchange the company had 14,651,922 ordinary shares and 98,335.37 preference shares issued and outstanding, with the disclosure in section 4.01(c) of the Share Exchange Agreement, which states that after the exchange there will be 15,073,990 ordinary shares and makes no reference to preference shares. To the extent the share exchange agreement was amended, please file the amendment as an exhibit.

Lastly, we note that the consolidation of ordinary shares on a 1 for 3 basis and the increase in authorized shares was required to be completed on or prior to closing, as per Section 5.07(b) of the Share Exchange Agreement. Please explain why this action is to be taken within 45 to 60 days of the filing of the Form 8-K.

6. Please explain how you determined that shareholders of Action immediately prior to the completion of the share exchange will hold 10% of the issued and outstanding ordinary shares of the company post-share exchange. These shareholders hold 4,522,197 ordinary shares. Assuming conversion of the preference shares, this would result in 25,540,459 outstanding ordinary shares, which would result in an ownership by the prior Action shareholders of approximately 18.4%.

7. Disclose the facts supporting your reliance upon Section 4(2) for the shares issued in the share exchange.

Description of Our Business, page 5

8. Provide the basis for the statement that you are the largest windshield adhesive producer and supplier in China.

9. Please provide a more detailed discussion of your business and your distribution methods, as required by Item 101(h)(4)(i) and (ii) of Regulation S-K.

10. Please revise to clarify the total number of employees and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Our Expansion and Growth Strategy, page 6

11. Please revise to disclose the status of your new product lines. Discuss the expected costs associated with the expansion and the estimated time frame.

12. Please remove the references on page 6 to specific automakers unless you have had discussions or agreements with these companies.

13. We note that you have identified five possible acquisition targets. Please discuss whether you have had any discussions with the potential targets and, if so, provide the status.

Manufacturing Facilities and Branches, page 7

14. We note the disclosure on page eight that "the cost of ongoing environmental compliance and additional regulation in the future may adversely affect the

Company's financial results in the future." Please discuss the current costs and effects of compliance with environmental laws, as required by Item 101(h)(4)(xi) of Regulation S-K.

Suppliers, page 8

15.   Please identify the material suppliers, as required by Item 101(h)(4)(v) of Regulation S-K. We note the disclosure on page 28 that you entered into long term purchase contracts with a number of your suppliers. Please disclose the material terms of the agreements with the material suppliers and file as exhibits. Also, please reconcile the reference to three material suppliers with the disclosure in the financial statements for the year ended December 31, 2009, which reflect four material suppliers.

Customers, page 8

16.   We note the dependence upon one primary customer and its affiliate. Please disclose whether you have any written agreements with the customer or affiliate. If so, please disclose the material terms of the agreement and file as an exhibit.

Intellectual Property, page 8

17.   Please revise to explain briefly the "ISO/TS16949:2002 of the International Quality System."

Competition and Markets, page 8

18.   Provide the basis for your belief that you have lower logistic and production costs and that you will be able to dominate the Chinese domestic market because you have a significant cost advantage.

Risk Factors, page 10

19.   Please remove the statement that "the risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations." All known, material risks should be discussed in this section.

20.   Please revise the first risk factor on page 13 to reflect your dependence upon the three major suppliers.

If we fail to establish and maintain an effective system of internal control…, page 15

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

21. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

22. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

23. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c) the nature of his or her contractual or other relationship to you;
   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

24. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

   a) the name and address of the accounting firm or organization;
   b) the qualifications of their employees who perform the services for your company;
   c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

     d) how many hours they spent last year performing these services for you; and

     e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

25.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

     a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

     b) how many hours they spent last year performing these services for you; and

     c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

26.   We note on page 35 that you do not have an audit committee. Since you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

27.   Please revise the risk factor subheading of the first risk factor on page 20 to focus on the risk associated with the fact that the company and most of your officers and directors are located outside the United States.

28.   The disclosure on page 31 that there is no market for your securities. Please revise the last risk factor subheading on page 21 to clearly reflect this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Company Overview, page 23

29.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of

Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

30.   Please provide a more detailed discussion as to the reason(s) for the material changes in the line items of the financial statements. To the extent possible, please quantify the amount of change related to each reason discussed.

31.   Please explain how the "surge in sales related to the expansion of our sales force in the second half of 2009" resulted in a decrease in revenues in the three months ended in June 30, 2010.

32.   Please explain in greater detail the reasons for the increase in accounts receivable.

Net Revenue, page 28

33.   We note from your disclosure that the 60% increase of net revenue for year 2009 from year 2008 was attributed primarily to the recovery of the overall Chinese economy, the Chinese auto industry and a strengthened sales force. Please expand your analysis of net revenue to quantify the increases in sales prices and volumes to provide a reader with a better understanding of the extent to which such increases are attributable to increases in prices and volume. In addition, describe the underlying reasons for the increases in prices and volume. Refer to Item 303(A)(3)(iii) of Regulation S-K for additional guidance.

Liquidity and Capital Resources, page 29

34.   Please expand your analysis of cash flows from operating activities to address material changes in the underlying drivers of cash flows rather than merely describe items identified on the face of the statement of cash flows. In this regard, address the material changes of balances of your accounts receivable, prepayment, inventory and accounts payable. Refer to FRC 501.13.b.1. for additional guidance.

35.   We calculate your days sales outstanding to be approximately 83 days for 2009 and 92 days for the six months ended June 30, 2010. Please expand your discussion to describe the credit terms you extend to your customers, the trend of increasing days sales outstanding and the reasons for the trend. Furthermore, expand your discussion of critical accounting policies with respect to the allowance for doubtful accounts on page 24 to describe how you establish your allowance and disclose the amount of write-offs for each period presented.

36.   We note from page 7 that you plan to acquire other adhesive sealant manufacturers and have identified five possible acquisition targets. Please revise to disclose how you intend to fund these acquisitions and how these acquisitions impact your liquidity and capital resources. Please also present financial statements of these probable acquisitions, if significant. Refer to Rule 8-04 of Regulation S-X. Note that in this Form 8-K, you are required to file the same type of information that is required when registering a class of securities under the Exchange Act, i.e., Form 10 information.

37.   We note that you incurred income tax expense of $306,626 and paid cash of $17,781 for income taxes in 2010. For the six months ended June 30, 2010, you incurred income tax expense of $158,177 and paid cash of $9,264 for income taxes. Please disclose when income taxes are payable and when you intend to settle your income taxes payable.

38.   Please describe your future cash requirements to fund the statutory reserve.

Description of Securities, page 31

39.   Please remove the statement that "the outstanding ordinary shares are fully paid and non-assessable" or attribute such statement to counsel and file the opinion as an exhibit. Such statement is a legal conclusion, which the company is not able to make.

Market for Common Equity and Related Shareholder Matters, page 31

40.   Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

41.   Please disclose the material terms of the agreement between ORB and Maxim Group , and the agreement between Action and Nautilus Global Partners, and file as exhibits.

42.   Please provide the disclosure required by Item 404 of Regulation S-K for the last three fiscal years, as required by Instruction 1 to Item 404 of Regulation S-K. For instance, we note the amount due to a related party in the financial statements for the year ended December 2008, which were paid back in 2009.

43.   We note your disclosure on page 33 that ORB "is required to pay all taxes due on the license and reimburse Mr. Ma for any costs he incurs in maintaining the patent." Please revise to specify the approximate dollar value of theses taxes and costs.

Directors, Executive Officers, Promoters and Control Persons, page 33

44.   It appears that Mr. Rozelle currently is a member of your board of directors or
        was a member when you filed the amended Form 8-K. Please provide the
        information required by Item 401(e) of Regulation S-K for Mr. Rozelle.

45.   For each director or person nominated or chosen to become a director, please
        briefly discuss the specific experience, qualifications, attributes or skills that led
        to the conclusion that the person should serve as a director, in light of your
        business and structure. See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 34

46.   Please expand your disclosure to cover the past 10 years. See Item 401(f) of
        Regulation S-K.

Executive Compensation, page 36

47.   Please include the disclosure required by Item 402 of Regulation S-K for each
        individual that served as CEO of Action Acquisition during 2009. This would
        appear to include Mr. Brenza. In addition, to the extent any former officers of
        Action Acquisition received compensation in connection with their resignations,
        please disclose.

48.   Please disclose the material terms of the employment agreements with your
        named executive officers and file as exhibits. To the extent that the compensation
        arrangements have changed as a result of the reverse merger, please disclose the
        changes.

49.   Please discuss the "accommodation subsidy" referenced in footnote five.

50.   Please reconcile the time period represented by this section. For instance, the
        summary compensation table refers to 2009, while the other sections refer to the
        fiscal year ended June 30, 2010.

Item 3.02 Unregistered Sales of Equity Securities

51.   We note that you issued 3,523,923 ordinary shares to Skyline Investors, LLC on
        August 31, 2010. Please add disclosure regarding this issuance under Item 2.01
        of your amended filing. See Item 10 of Form 10.

Item 5.01 Change in Control of Registrant

52.   We note that the preference shares are convertible into ordinary shares on a one
        for 100 basis. Please revise the number of ordinary shares held by Mr. Ma to

reflect the conversion of those shares. See Rule 13d-3(d)(1) under the Exchange
Act.

Exhibits

53.   We note that you failed to include the schedules to Exhibit 10.1. Please file any
material schedules to this agreement and confirm that you have filed all material
schedules. In addition, the agreement filed should contain a list briefly
identifying the contents of all omitted schedules, together with an agreement to
furnish supplementally a copy of any omitted schedule to the Commission upon
request. See Item 601(b)(2) of Regulation S-K.

54.   Please file or incorporate by reference all of the exhibits required, such as the
bylaws and instruments defining the rights of security holders, both the ordinary
shareholders and the preference shareholders.

Exhibit 99.1

Audited Financial Statements of ORB as of December 31, 2009 and 2008

Statements of Cash Flows, page 5

55.   Please clarify or revise why "advance from related parties" results in net cash
used in financing activities.

Note 2. Summary of Significant Accounting Policies, page 6

56.   Please disclose your accounting policy for environmental related liabilities and
expand your discussion and analysis on page 23 to describe recurring costs
associated with managing hazardous substances and pollution in on-going
operations and any mandated expenditures to limit or remediate contamination.

Revenue Recognition, page 8

57.   We note that you do not recognize revenue when the amount of costs to be
incurred cannot be measured reliably. Please describe to us the nature and
reasons for the costs that you incur subsequent to the recognition of revenue.

Exhibit 99.2

Unaudited Financial Statements of ORB as of June 30, 2010 and 2009

58.   Please present an unaudited statement of stockholders' equity for the period from
the latest fiscal year end of December 31, 2009 to the interim balance sheet date
of June 30, 2010. Refer to Rule 8-03 of Regulation S-X.

Recently Issued Accounting Pronouncements Not Yet Adopted, page 9

59.   We note you are currently evaluating the impact, if any, of ASU 2009-13 on your financial position and results of operations. Please expand your footnotes to describe the different elements that you deliver under your revenue arrangements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director